SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MERCATOR SOFTWARE, INC.

(Name of Subject Company)

ASCENTIAL SOFTWARE CORPORATION
GREEK ACQUISITION CORPORATION

(Name of filing persons, Offerors)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

587587106
(CUSIP Number of Class of Securities)

Peter Gyenes
Chairman and Chief Executive Officer
Ascential Software Corporation
50 Washington Street
Westborough, Massachusetts 01581
Telephone: (508) 366-3888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Bidders)

Copies to:

Scott N. Semel, Esq. Vice President, General Counsel and Secretary Ascential Software Corporation 50 Washington Street Westborough, Massachusetts 01581 Telephone: (508) 366-3888	Louis A. Goodman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, MA 02108 Telephone: (617) 573-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$105,800,817	$8,560

*	Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of all 35,266,939 outstanding shares of Mercator Software, Inc. at $3.00 per share.
**	The amount of the filing fee, calculated in accordance with rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2003, equals .008090% of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: N/A	Filing party: N/A
Form or Registration No.: N/A	Date filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

TENDER OFFER
Item 3. Identity and Background of Filing Person
Item 10. Financial Statements.
Item 12. Materials to be Filed as Exhibits
SIGNATURE
Ex-99(a)(1)(A) Offer to Purchase, dated 8-8-03
Ex-99(a)(1)(B) Letter of Transmittal
Ex-99(a)(1)(C) Notice of Guaranteed Delivery
Ex-99(a)(1)(D) Letter to Brokers, Dealers...
Ex-99(a)(1)(E) Letter to Clients
Ex-99(a)(1)(F) Guidelines for Cert. of Tax ID
Ex-99(a)(1)(G) Summary Advertisement
Ex-99(d)(4) Confidentiality Agreement
Ex-99(d)(5) Key Employee Agreement - Register
Ex-99(d)(6) Key Employee Agreement - Varvoglis
Ex-99(d)(7) Form of Retention Agreement
Ex-99(d)(8) Form of Executive Non-Competition
Ex-99(d)(9) Executive Non-Competition - Linthicum
Ex-99(d)(10) Executive Non-Competition - Hall

TENDER OFFER

     This Tender Offer Statement on Schedule TO (this “Statement”) relates to a tender offer by Ascential Software Corporation, a Delaware corporation (“Ascential”) through its wholly owned subsidiary, Greek Acquisition Corporation, a Delaware corporation (“Purchaser”) to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights (collectively, the “Shares”), of Mercator Software, Inc., a Delaware corporation (“Mercator”) at $3.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 8, 2003 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(B) (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

     The information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

3. Identity and Background of Filing Person

     This Schedule TO is filed by Purchaser and Ascential. In partial response to Item 3, during the last five years, neither Purchaser nor Ascential nor, to the best knowledge of Purchaser and Ascential, any of the persons listed in Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     The remainder of the information required by Item 3 is incorporated herein by reference to the Offer to Purchase.

10. Financial Statements.

     Not applicable.

12. Materials to be Filed as Exhibits

(a)(1)(A)	Offer to Purchase, dated August 8, 2003

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on August 8, 2003

(a)(1)(H)	Letter to Stockholders, dated August 8, 2003, from the Chairman and Chief Executive Officer of Mercator Software, Inc., dated August 8, 2003 (incorporated by reference to Exhibit (a)(3) to Mercator Software, Inc.’s Solicitation/Recommendation Statement on Schedule 14D-9 filed by Mercator on August 8, 2003)

(a)(1)(I)	Press Release issued by Ascential and Mercator on August 4, 2003 (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(J)	Letter from the President of Ascential to Customers and Partners, distributed on August 4, 2003 (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(K)	Frequently Asked Questions distributed on August 4, 2003 (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a)(1)(L)	Messaging Document (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(a(1)(M)	Transcript of August 4, 2003 conference call (incorporated herein by reference to the precommunication Schedule TO filed by Ascential on August 4, 2003)

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of August 2, 2003, by and among Ascential Software Corporation, Greek Acquisition Corporation and Mercator Software, Inc. (incorporated herein by reference to Exhibit 2.1 to Ascential’s Current Report on Form 8-K, dated August 2, 2003,filed with the Commission on August 5, 2003)

(d)(2)	Stock Tender Agreement, dated as of August 2, 2003, by and among Ascential Software Corporation, Greek Acquisition Corporation and the directors and certain executive and other officers of Mercator Software, Inc. set forth therein (incorporated herein by reference to Exhibit 10.1 to Ascential’s Current Report on Form 8-K, dated August 2, 2003, filed with the Commission on August 5, 2003)

(d)(3)	Common Stock Option Agreement, dated as of August 2, 2003, by and among Ascential Software Corporation, Greek Acquisition Corporation and Mercator Software, Inc. (incorporated herein by reference to Exhibit 10.2 to Ascential’s Current Report on Form 8-K, dated August 2, 2003, filed with the Commission on August 5, 2003)

(d)(4)	Confidentiality Agreement, dated April 28, 2003, by and among Bear, Stearns & Co. Inc., on behalf of Ascential Software Corporation, and JP Morgan and Mercator Software, Inc., as amended July 17, 2003

(d)(5)	Key Employee Agreement, dated as of August 1, 2003, by and between Ascential Software Corporation and Mark W. Register; and Non-Competition, Non-Disclosure and Developments Agreement, dated August 1, 2003 among Ascential Software Corporation and Mark W. Register

(d)(6)	Key Employee Agreement, dated as of August 1, 2003, between Ascential Software Corporation and Thracy P. Varvoglis; and Non-Competition, Non-Disclosure and Developments Agreement, dated August 1, 2003 among Ascential Software Corporation and Thracy P. Varvoglis

(d)(7)	Form of Retention Agreement among Ascential Software Corporation, Mercator Software, Inc. and each of Mark W. Register and Thracy P. Varvoglis

(d)(8)	Forms of Executive Non-Competition, Non-Solicitation and Developments Agreement among Ascential Software Corporation, Mercator Software, Inc. and certain of Mercator’s executive officers

(d)(9)	Amendment to Executive Non-Competition, Non-Solicitation and Developments Agreement, dated as of August 1, 2003, among Ascential Software Corporation, Mercator Software, Inc. and David S. Linthicum

(d)(10)	Executive Non-Competition, Non-Solicitation and Developments Agreement, as of August 1, 2003, among Ascential Software Corporation, Mercator Software, Inc. and Kenneth J. Hall

(g)	Not applicable

(h)	Not applicable

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ASCENTIAL SOFTWARE CORPORATION

By:	/s/ Peter Gyenes

Name: Title:	Peter Gyenes Chairman and Chief Executive Officer

GREEK ACQUISITION CORPORATION

By:	/s/ Peter Fiore

Name: Title:	Peter Fiore President